Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

November 29, 2012

Martin James Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Cogo Group, Inc.

Form 20-F for the Year Ended December 31, 2011

Filed April 2, 2012

Form 6-K

Filed October 31, 2012

File No. 001-35273

Dear Mr. James:

On behalf of our client, Cogo Group, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 16, 2012 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2011 (the “Annual Report”) and the Report of Foreign Private Issuer on Form 6-K filed on October 31, 2012.

In order to facilitate the review by the Commission’s staff (the “Staff”) we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below restate and respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. Unless otherwise noted, page numbers refer to the Annual Report.

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A limited liability partnership including professional corporations

Martin James U.S. Securities and Exchange Commission November 29, 2012 Page 2

Form 20-F for the Year Ended December 31, 2011

Note 15. Statutory Reserves, page F-36

1.	We see from your response to prior comment 1 that the calculation of restricted net assets is comprised only of the statutory reserves of your subsidiaries. In light of the restrictions regarding loans, distributions, and the transfer of funds from your subsidiaries in the PRC as you discuss on page 48, please tell us how you determined that the only restricted assets are the statutory reserves. We refer you to Rule 5-04 of Regulation S-X which indicates that for purposes of the test, the restricted net assets of the consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

Although there are regulations that must be complied with in order for the Company’s PRC subsidiaries to make dividends or loans to persons outside the PRC, regulations in the PRC currently permit payment of dividends out of accumulated profits (as determined in accordance with accounting standards and regulations in the PRC), subject to certain mandated procedural requirements, including setting aside funds as a statutory reserve.

Each of the Company’s PRC subsidiaries, including each wholly foreign owned enterprise, is required to set aside at least 10.0% of their after-tax profit (based on PRC accounting standards) each year for its statutory reserve fund until the aggregate amount of such reserve reaches 50.0% of its registered capital. The statutory reserves of the Company’s subsidiaries are not distributable as loans, advances or cash dividends. However, any funds outside of such statutory reserves would be distributable by the Company’s subsidiaries, subject to complying with applicable requirements which may be time-consuming to obtain.

The language on page 48 of the Annual Report was not intended to imply that the funds could not be paid as a dividend or loaned by the subsidiaries, only that any such dividend or loan could take a considerable amount of time to implement and to be processed by certain governmental agencies.

The Company will include the above details in its Annual Report on Form 20-F for the year ending December 31, 2012 and thereafter in subsequent annual reports.

Martin James U.S. Securities and Exchange Commission November 29, 2012 Page 3

Form 6-K filed on October 31, 2012

2.	We note from the disclosure in the Form 6-K that you have determined the subsidiaries that will be sold to the entity owned by your chief executive officer. With a view toward balanced disclosure, please tell us when you purchased each subsidiary being sold and how much you paid for each such subsidiary. Also, tell us whether you purchased any of the subsidiaries being sold from your chief executive officer or any entities affiliated with your chief executive officer.

Each of the subsidiaries that the Company sold to Jeffrey Kang, the Company’s Chief Executive Officer, were formed by Cogo’s founders prior to the Company becoming a public entity in the United States or by the Company after the Company becoming a public entity in the United States and were not purchased by the Company. Such entities were not purchased by the Company from Mr. Kang, and, therefore, no purchase price is associated with them.

Martin James U.S. Securities and Exchange Commission November 29, 2012 Page 4

Please call me at 212 407-4866 is you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP